Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 5, 2019

Via EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Exchange-Traded Funds (the “Registrant”)
Registration No. 333-201935, 811-23029
Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A (the "Amendment")

Dear Ms. Rossotto,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on March 19, 2019. The Registrant filed the Amendment with the Commission on January 22, 2019, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 83).
Comments to the Prospectus
Comment 1. Please delete the second part of the ETF’s objective (“as is consistent with prudent investment management and stability of principal”). The quoted portion is investment strategy language that should not be included in the objective.
Response: The Registrant will make the requested revision.
Comment 2. Does the floating rate debt in which the ETF invests include bank loans? If so, please add disclosure that bank loans may take longer to settle and may not be considered “securities” and therefore not afforded protections of federal securities laws.
Response: The ETF does not expect that bank loans will be a principal investment strategy.
Comment 3. If applicable, please disclose emerging market securities as a principal investment strategy and risk.
Response: The ETF does not expect that emerging market securities will be a principal investment strategy.
Comment 4. Please rephrase the industry concentration strategy (and the related statutory prospectus disclosure and fundamental policy in the SAI) to eliminate freedom of action; the ETF must state either that it does or does not concentrate.
Response: The Registrant will make the requested revision.

Comment 5. The maturity and duration disclosures seem inconsistent, and an ultra-short fund should have maturity of 2 years or less. Please revise.
Response: The Registrant respectfully declines to revise the disclosure. Maturity and Duration are different calculations, and funds commonly state different lengths for the two. Notably, in categorizing ultra-short funds, Morningstar’s criteria includes funds with duration of less than one year, but Morningstar does not require a specific maturity. Moreover, several other ultra-short funds state portfolio maturity of three years or less.
Comment 6. Instead of alphabetical order, please consider arranging the risks to list first the risks most likely to affect the ETF.
Response: Although some risks may be more prominent than others, the Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily when they are in alphabetical order.
Comment 7. Please include disclosure that the ETF’s share price may deviate from its NAV and that in times of market stress investors may pay significantly more or receive significantly less than the NAV of the shares.
Response: The Registrant respectfully submits that similar disclosure is included in the fund summary “Market Trading Risk,” as well as in the corresponding discussion in the statutory prospectus.
Comment 8. Since Active Trading/Portfolio Turnover is listed as a Principal Risk, please add the corresponding strategy.
Response: The Registrant respectfully submits that the principal investment strategies state the ETF actively trades securities.
Comment 9. Disclose if the Registrant provides investors notice of changes to the ETF’s objective or strategy.
Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”
Comment 10. Please tailor the liquidity risk to make it applicable to this standalone prospectus.
Response: The Registrant will make the requested change.
Comment 11. Please move the non-principal risks to the Statement of Additional Information.
Response: The Registrant respectfully declines to revise the disclosure, as non-principal strategies are clearly labeled, and this format is the format used by all of Registrant’s funds. See Form N-1A General Instruction C.3.(b), which states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is otherwise not required… so long as the information is not incomplete, inaccurate, or misleading, or does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”
Comment 12. If the ETF has a principal investment strategy to invest in small or medium market capitalization fixed income securities, contingent convertible securities, or currency forwards, please disclose in the fund summary.
Response: The ETF does not expect that these will be principal investment strategies.
Comment 13. Please delete the disclosure regarding depositary receipts if it is not applicable to this ETF.
Response: The Registrant will make the requested revision.

Comment 14. Please disclose that where all or a portion of an ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this could lead to differences between the market price of the ETF's shares and their underlying net asset value.
Response: The Registrant respectfully submits that similar disclosure is included in the “Market Trading Risks” portion of the Additional Information about Investment Strategies and Risks section.
Comment 15. Please confirm that the disclosures regarding the Registrant’s Manager of Managers relief are up-to-date.
Response: Confirmed.
Comment 16. To the extent that the Fund invests in securities settled outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward, there may be a significantly diminished trading market for the Fund's shares. In addition, please note that this could lead to differences between the market price of the Fund's shares and its net asset value.
Response: The Registrant respectfully submits that similar disclosure is included in the “Market Trading Risks” portion of the Additional Information about Investment Strategies and Risks section.
Comment 17. Please disclose that purchases and redemptions of creation units primarily with cash rather through in kind delivery of portfolio securities may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that the ETF might not have incurred if it had made redemption in kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease the ETFs NAV to the extent that the costs are not offset by a transaction fee payable by an AP.
Response: The Registrant will make the requested change.
Comments to the SAI
Comment 18. Please be advised that it is the Staff’s position that it is not permissible to use notional value for purposes of the Names Rule.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.
Comment 19. Please be advised that it is the Staff’s position that the Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.

Comment 20. The Staff believes the only exception to industry concentration should be securities issued by the federal government and municipals that are not tied to a specific project. Please revise the disclosure to remove the carveout for tax exempt municipal securities.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E) as well as N-1A Item 16(c)(1)(iv), both of which require the Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries.
The Staff has said that a Registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Guide 19. Section 8(b)(1) of the 1940 Act “permits a fund to implement a concentration policy that allows for some degree of discretion.” No Action Letters for BlackRock MultiSector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the current discussion of industry concentration describes “the circumstances under which the fund intends to concentrate its investments.” Id.
With respect to tax-exempt municipal securities, the Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.
Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant